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                         December 15, 2021

       Victor H.M. Ting
       Chief Financial Officer
       Trio-Tech International
       Block 1008 Toa Payoh North
       Unit 03-09 Singapore 318996

                                                        Re: Trio-Tech
International
                                                            Registration
Statement on Form S-3
                                                            Filed December 3,
2021
                                                            File No. 333-261485

       Dear Mr. Ting:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed December 3, 2021

       General

   1.                                                   With a view toward
revised disclosure, please tell us:
                                                            whether you or your
subsidiaries conduct any operations through contractual
                                                            arrangements with a
variable interest entity based in China;
                                                            whether your
business is subject to significant oversight from the Chinese government;
                                                            the percentage of
revenue you generate from China-based customers and operations;
                                                            and
                                                            whether cash is
transferred to you from your China-based subsidiaries.
 Victor H.M. Ting
FirstName  LastNameVictor H.M. Ting
Trio-Tech International
Comapany15,
December   NameTrio-Tech
              2021        International
December
Page 2    15, 2021 Page 2
FirstName LastName
Cover Page

2. Please describe your China-based business operations in greater detail. Provide prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these risks could result in a material change in your operations. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business.
Company Overview, page 1

3. Please tell us the anticipated significance of your joint venture with Suzhou Anchuang
         Technology Management LLP on your operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jessica Sudweeks